SANDLER O'NEILL & PARTNERS, L.P.
                                919 Third Avenue
                                    6th floor
                            New York, New York 10022
                      Telephone: (866) 805-4128 (toll free)

                         FIRST FEDERAL BANCSHARES, INC.
                        Offer to Purchase for Cash up to
                       560,000 Shares of Its Common Stock
                   at a Purchase Price Not in Excess of $34.00
                         Nor Less Than $31.00 Per Share

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                   5:00 P.M., MOUNTAIN TIME, ON MAY 21, 2004,
                          UNLESS THE OFFER IS EXTENDED


To   Brokers, Dealers, Commercial Banks,
     Trust Companies and Other Nominees:

     First Federal Bancshares, Inc., a Delaware corporation, has appointed us to act as dealer/manager in connection with its offer to purchase for cash up to 560,000 shares of its common stock, $0.01 par value per share. The offer to purchase is being made at prices not in excess of $34.00 nor less than $31.00 per share, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase, dated April 16, 2004 (white booklet), and in the related Letter of Transmittal (blue form), which together constitute the "offer."

     First Federal Bancshares will determine the single per share price, not in excess of $34.00 nor less than $31.00 per share, net to the seller in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. First Federal Bancshares will select the lowest purchase price that will allow it to buy 560,000 shares, or the lesser number of shares that are properly tendered at prices not in excess of $34.00 nor less than $31.00 per share. All shares validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration, conditional tender and odd lot provisions. See Sections 1 and 16 of the Offer to Purchase.

     Upon the terms and subject to the conditions of the offer, if, at the expiration of the offer, more than 560,000 shares are validly tendered at or below the purchase price and not withdrawn, First Federal Bancshares will buy shares (i) first from stockholders who owned beneficially as of the close of business on April 16, 2004 and continue to own beneficially as of the expiration date, an aggregate of fewer than 100 shares who properly tender all their shares at or below the purchase price, (ii) second, on a pro rata basis, from all other stockholders who properly tender their shares at prices at or below the purchase price, and do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied, and (iii) if necessary, shares conditionally tendered, for which the condition was not satisfied, at prices at or below the purchase price selected by random lot. If any stockholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a portion of such shares may be purchased because of the propration provisions, the stockholder may tender shares subject to the condition that a specified minimum number of shares or none of such shares be purchased. See Sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and
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shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases will be returned to the tendering stockholders at First Federal Bancshares's expense promptly following the expiration date.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE OFFER. SEE SECTION 7 OF THE OFFER TO PURCHASE.

     No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of shares pursuant to the offer other than the fee paid to the dealer/manager as described in the Offer to Purchase. First Federal Bancshares will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers. First Federal Bancshares will pay all stock transfer taxes applicable to its purchase of shares pursuant to the offer, subject to Instruction 7 of the Letter of Transmittal.

     No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of First Federal Bancshares, other than Computershare Trust Company as "depositary," or Sandler O'Neill & Partners, L.P. as the "dealer/manager", or Georgeson Stockholder as the "information agent," for purposes of the offer.

     For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

     1. Offer to Purchase, dated April 16, 2004 (white booklet);

     2. Question and answer brochure (white booklet);

     3. Letter to clients which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee (pink letter), and related Instruction Form for obtaining the clients' instructions with regard to the offer (purple form);

     4. Letter, dated April 16, 2004, from James J. Stebor, President and Chief Executive Officer of First Federal Bancshares, to stockholders of First Federal Bancshares (white letter);

     5. Letter of Transmittal for your use and for the information of your clients (blue document), together with an accompanying guidelines for Substitute Form W-9 (green form); and

     6. A return envelope addressed to Computershare Trust Company, as depositary.

     We urge you to contact your clients as promptly as possible. The offer, proration period and withdrawal rights will expire at 5:00 p.m., Mountain time, on May 21, 2004, unless the offer is extended.

     In order to take advantage of the offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the depositary with either certificate(s) representing the tendered shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

     Any inquiries you may have with respect to the offer should be addressed to the depositary, the information agent or the dealer/manager at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.


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     Additional copies of the enclosed material may be obtained from the information agent, telephone: (800) 501-4292.

                                        Very truly yours,



                                        Sandler O'Neill & Partners, L.P.

Enclosures

Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of First Federal Bancshares or any of its affiliates, the information agent, dealer/manager or the depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the offer other than the documents enclosed herewith and the statements contained therein.


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